Will H. Cai
+852 3758 1210
 wcai@cooley.com

November 9, 2023

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	APRINOIA Therapeutics Inc. Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, APRINOIA Therapeutics Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.10 per share via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

*          *          *

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:
Mark S. Shearman, Chief Executive Officer, APRINOIA Therapeutics Inc.
Brian Achenbach, Chief Financial Officer, APRINOIA Therapeutics Inc.
Lana Gladstein, General Counsel, APRINOIA Therapeutics Inc.
Timothy Pitrelli, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Leah Gonzales, Audit Partner, MaloneBailey, LLP
Michael J. Blankenship, Esq., Winston & Strawn LLP